Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement/Prospectus of Consolidated Communications Holdings, Inc. and FairPoint Communications, Inc. that is made a part of the Registration Statement (Form S-4) of Consolidated Communications Holdings, Inc. for the registration of 24,269,616 shares of its common stock, and to the incorporation by reference therein of our reports dated March 2, 2016, with respect to the consolidated financial statements of FairPoint Communications, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of FairPoint Communications, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charlotte, North Carolina

January 26, 2017